Exhibit 21

SUBSIDIARIES OF WHITING PETROLEUM CORPORATION

Name	Jurisdiction of Incorporation or Organization	Percent Ownership
Whiting Oil and Gas Corporation	Delaware	100%
Whiting US Holding Company	Delaware	100%
Whiting Canadian Holding Company ULC	British Columbia	100%
Whiting Resources Corporation	Colorado	100%